U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
Commission file number:
QUEST RARE MINERALS LTD. —
MINERAUX RARES QUEST LTEE
(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))
1155 University Street, Suite 1308,
Montreal, Québec, Canada H3B 3A7
(514) 878-3551
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐            No ☑
     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐            No ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14
EX-99.15
EX-99.16
EX-99.17
EX-99.18
EX-99.19
EX-99.20
EX-99.21
EX-99.22
EX-99.23
EX-99.24
EX-99.25
EX-99.26
EX-99.27
EX-99.28
EX-99.29
EX-99.30
EX-99.31
EX-99.32
EX-99.33
EX-99.34
EX-99.35
EX-99.36
EX-99.37
EX-99.38
EX-99.39
EX-99.40
EX-99.41
EX-99.42
EX-99.43
EX-99.44
EX-99.45
EX-99.46
EX-99.47
EX-99.48
EX-99.49
EX-99.50
EX-99.51
EX-99.52
EX-99.53
EX-99.54
EX-99.55
EX-99.56
EX-99.57
EX-99.58
EX-99.59
EX-99.60
EX-99.62
EX-99.62
EX-99.63
EX-99.64
EX-99.65
EX-99.66

FORWARD-LOOKING STATEMENTS
Certain of the information contained in this Registration Statement, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (the “Corporation” or “Registrant”), or the assumptions underlying any of the foregoing. In this Registration Statement, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2010, which is filed as Exhibit 99.3 to this Registration Statement, and could cause actual events or results to differ materially from those projected in any forward-looking statements.
The Corporation’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits. In preparing this Registration Statement, the Corporation has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Corporation assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Corporation’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.
Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), the Corporation is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to the Corporation for the years ended October 31, 2010 and 2009 are described in note 15 to the Corporation’s audited financial statements for such years, which are filed as Exhibit 99.1 to this Registration Statement.
RESOURCE AND RESERVE ESTIMATES
The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
Accordingly, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(1) of Form 40-F, the Corporation hereby incorporates by reference Exhibit 99.1, and Exhibits 99.3 through 99.48 as set forth in the Exhibit Index attached hereto.
In accordance with General Instruction C.(2) of Form 40-F, the Corporation hereby incorporates by reference: (i) Exhibit 99.1, the Corporation’s audited annual financial statements for the years ended October 31, 2010 and 2009, including, in note 15 thereto, a reconciliation of the Corporation’s financial statements to U.S. GAAP for such years as required by Item 17 of Form 20-F, and (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended October 31, 2010.
In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.59 through 99.66, as set forth in the Exhibit Index attached hereto.
OFF-BALANCE SHEET ARRANGEMENTS
The Corporation does not have any off-balance sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of October 31, 2010 information with respect to the Corporation’s known contractual obligations (stated in U.S. dollars).

Payments Due by Period
More than 5
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	640,275	370,222	264,164	5,889	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—

Total	640,275	370,222	264,164	5,889	—

UNDERTAKINGS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to this Registration Statement or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
Concurrently with the filing of this Registration Statement, the Registrant will file with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X.
Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUEST RARE MINERALS LTD. — MINÉRAUX RARES QUEST LTÉE
By:	(s) Peter J. Cashin
	Name:	Peter J. Cashin
	Title:	President

Date: March 4, 2011

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Audited annual financial statements for the years ended October 31, 2010 and 2009

99.2	Management’s discussion and analysis for the year ended October 31, 2010

99.3	Annual information form for the year ended October 31, 2010

99.4	Annual report for the year ended October 31, 2010

Quarterly Information

99.5	Unaudited interim financial statements for the nine-month period ended July 31, 2010

99.6	Management’s discussion and analysis for the three- and nine-month periods ended July 31, 2010

99.7	Unaudited interim financial statements for the six-month period ended April 30, 2010

99.8	Management’s discussion and analysis for the three- and six-month periods ended April 30, 2010

99.9	Unaudited interim financial statements for the three-month period ended January 31, 2010

99.10	Management’s discussion and analysis for the three-month period ended January 31, 2010

Shareholder Meeting Materials

99.11	Management proxy circular dated March 16, 2010 (including notice of annual and special meeting of shareholders on April 20, 2010)

99.12	Form of proxy for annual and special meeting of shareholders on April 20, 2010

Material Change Reports

99.13	Material change report dated October 21, 2010

99.14	Material change report dated September 13, 2010

99.15	Material change report dated November 6, 2009

News Releases

99.16	News release dated January 26, 2011

99.17	News release dated January 26, 2011

99.18	News release dated January 13, 2011

99.19	News release dated January 11, 2011

99.20	News release dated January 6, 2011

99.21	News release dated December 9, 2010

99.22	News release dated November 25, 2010

99.23	News release dated November 23, 2010

99.24	News release dated November 2, 2010

99.25	News release dated November 2, 2010

99.26	News release dated October 28, 2010

99.27	News release dated October 21, 2010

99.28	News release dated October 18, 2010

99.29	News release dated October 7, 2010

99.30	News release dated September 29, 2010

99.31	News release dated September 27, 2010

99.32	News release dated September 16, 2010

99.33	News release dated September 10, 2010

99.34	News release dated September 9, 2010

99.35	News release dated August 17, 2010

99.36	News release dated August 12, 2010

99.37	News release dated July 6, 2010

99.38	News release dated June 15, 2010

99.39	News release dated May 27, 2010

99.40	News release dated May 20, 2010

99.41	News release dated April 23, 2010

99.42	News release dated April 7, 2010

99.43	News release dated March 23, 2010

99.44	News release dated March 17, 2010

99.45	News release dated March 15, 2010

Exhibit	Description

99.46	News release dated December 10, 2009

99.47	News release dated November 19, 2009

99.48	News release dated November 12, 2009

Technical Reports and Related Consents

99.49	Amended and restated technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec”, dated September 24, 2010

99.50	Technical report entitled “Strange Lake Project B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate,” dated April 16, 2010

Other Material Documents Filed with Canadian Securities Regulators

99.51	Notice of Change of Auditor dated December 15, 2010

99.52	Letter from successor auditor dated December 15, 2010

99.53	Letter from former auditor dated December 16, 2010

99.54	Final short form prospectus dated October 7, 2010

99.55	Agency Agreement among the Corporation, Dundee Securities Corporation, CIBC World Markets Inc. and Stonecap Securities Inc. dated October 7, 2010

99.56	Agency Agreement among the Corporation, Pope & Company Limited, MGI Securities Inc. and Desjardins Securities Inc. dated October 27, 2009

99.57	Amendment to the Articles of Incorporation regarding name change dated April 21, 2010

99.58	Code of Business Conduct and Ethics

Consents

99.59	Consent of Ernst & Young LLP

99.60	Consent of Paul Daigle

99.61	Consent of Peter Broad

99.62	Consent of Aleksandar Zivkovic

99.63	Consent of Wenchang Ni

99.64	Consent of Mike McLaughlin

99.65	Consent of Thomas C. Stubens

99.66	Consent of Timothy Maunula